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  UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

New Western Energy Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

649172 103

(CUSIP Number)

Javanshir Khazali, 20 Truman, Ste. 204, Irvine, CA 92620, (949) 435-0977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Copy to)

William B. Barnett, Esq.

Barnett & Linn

23945 Calabasas Road, Ste. 115, Calabasas, CA 91302

Telephone (818) 436-6410 Facsimile (818) 223-8303

June 10, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

	CUSIP No. 649172 103
	1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Javanshir Khazali
	2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ❑ (B) ❑
	3. SEC Use Only
	4. Source of Funds (See Instructions) WC
	5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
	6. Citizenship or Place of Organization: United States.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	38,800,000
	8. Shared Voting Power
	9. Sole Dispositive Power	38,800,000
	10. Shared Dispositive Power
	11. Aggregate Amount Beneficially Owned by Each Reporting Person 38,800,000
	12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ❑
	13. Percent of Class Represented by Amount in Row 11 57.7%
	14. Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.0001 par value ("Common Stock") of New Western Energy Corporation (the “Issuer”). The principal executive offices of the Issuer are presently located at 20 Truman, Ste. 204, Irvine, CA 92620.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed on behalf of Javanshir Khazali (the “Reporting Person”).

(b)	Mr. Khazali is principal office is located at 20 Truman, Ste. 204, Irvine, CA 926202.

(c)	Mr. Khazali was the Founder of the Issuer and has been a director for the past four years and was its interim President from the Issuer’s inception in September 2008 until December 2008 and then it’s President from June 2009 until the present. From August 2008 to May 2009, Mr. Khazali served as President and Chief Executive Officer of Global 8 Environmental Technologies, Inc., a publicly traded, multi-disciplinary environmental solutions company, where he was responsible for business development, marketing and operations. From November 2004 to July 2008, Mr. Khazali served as Chief Operating Officer for Financial Media Group, Inc., a publicly traded financial communications and media company, where he was responsible for corporate governance, compliance, business development and operations. Mr. Khazali was responsible for implementing several new operational strategies that directly resulted in increased sales and market capitalization for Financial Media Group, Inc. during those years. (d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any.)

(d)	During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(e)	Mr. Khazali is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Khazali purchased 50,000,000 shares of the Issuer’s common stock in October 2008, in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The 50,000,000 shares of common stock were issued on October 15, 2008, for cash consideration of approximately $0.0001 per share for an aggregate investment of $5,000. The source of funds for this purchase was from the personal funds of Mr. Khazali.  Between October 15, 2008 and December 31, 2009, Mr. Khazali transferred 11,200,000 shares to non-affiliated third parties.

Item 4. Purpose of Transaction

The securities of the Issuer were acquired by the Reporting Persons for the purpose of providing initial funding to facilitate the founding of New Western Energy Corporation, as a vehicle to pursue exploration and development of oil and gas properties.

The Reporting Person may acquire additional shares of common stock of the Issuer in the future, and will likely support any subsequent issuances of the Issuer’s securities consistent with the Issuer’s stated plan of operation. Except as set forth in this Schedule, the Reporting Persons has no present plans or proposals with respect to the Issuer or the securities of the Issuer that relate to or would result in any of the actions required to be described in Items 4(a) through (j) of Schedule 13D. However, the Reporting Person may, from time to time, review or reconsider his position with respect to the Issuer and may formulate plans or proposals with respect to any of such matters .

Item 5. Interest in Securities of the Issuer

(a)   The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(b)   The powers that the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(c)   Not applicable.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person who hold the shares of common stock reported in this Schedule 13D does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2012

/s/ Javanshir Khazali

Javanshir Khazali

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)